SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __)

Longboard Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

54300N103
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|_| Rule 13d-1(b)
|_| Rule 13d-1(c)
|X| Rule 13d-1(d)

CUSIP No.	54300N103	SCHEDULE 13G	Page	2	of	4

1	Name Of Reporting Persons
Arena Pharmaceuticals, Inc.

2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) |_|
(b) |_|

3	SEC Use Only

4	Citizenship Or Place Of Organization
Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power
3,978,540

	6	Shared Voting Power
0

	7	Sole Dispositive Power
3,978,540

	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned By Each Reporting Person
3,978,540

10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares
|_|

11	Percent Of Class Represented By Amount In Row 9
23.1%[1]

12	Type Of Reporting Person (See Instructions)
CO

1 The percentage is calculated based on 17,215,350 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2021.

CUSIP No.	54300N103	SCHEDULE 13G	Page	3	of	4

Item 1	(a).	Name of Issuer: Longboard Pharmaceuticals, Inc.

Item 1	(b).	Address of Issuer's Principal Executive Offices: 4275 Executive Square, Suite 950, La Jolla, California 92037

Item 2	(a).	Name of Person Filing: Arena Pharmaceuticals, Inc.

Item 2	(b).	Address of Principal Business Office: 136 Heber Avenue, Suite 204, Park City, Utah 84060

Item 2	(c).	Citizenship: Delaware

Item 2	(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2	(e).	CUSIP Number: 54300N103

Item 3.		Not Applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned: 3,978,540

	(b)	Percent of Class: 23.1%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 3,978,540

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,978,540

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

CUSIP No.	54300N103	SCHEDULE 13G	Page	4	of	4

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: March 10, 2022

ARENA PHARMACEUTICALS, INC.

By: /s/ Amit D. Munshi
Name: Amit D. Munshi
Title: President and Chief Executive Officer